UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that the deed corresponding to the previously disclosed intragroup merger of New Sunward Holding B.V. (“New Sunward”) into CEMEX España, S.A. (“CEMEX España”), with CEMEX España being the surviving entity (such merger, the “Merger”), has been filed with the Commercial Registry of Madrid (Registro Mercantil de Madrid) in Madrid, Spain on December 1, 2020. According to Spanish law, upon the merger deed being registered, the Merger would be deemed to be effective retroactively as of December 1, 2020. The registration of said merger deed is expected to take place probably before the end of 2020 or soon thereafter. For the avoidance of doubt, the Merger is not effective as of the date hereof. Both New Sunward and CEMEX España are indirect subsidiaries of CEMEX.

As a result of the Merger, which is being done in compliance with CEMEX’s debt agreements and instruments, New Sunward would cease to guarantee indebtedness of CEMEX and its affiliates to the extent it has provided guarantees, including, but not limited to, the facilities agreement, dated as of July 19, 2017, as amended, CEMEX and CEMEX Finance LLC’s senior secured notes, and the dual-currency notes issued by New Sunward Holding Financial Ventures B.V. underlying certain perpetual debentures. CEMEX España would succeed to all of New Sunward’s rights and obligations by way of universal succession, including, without limitation, and to the extent CEMEX España is not already a guarantor, the obligation to guarantee our indebtedness, including but not limited to the aforementioned dual-currency notes, to the extent New Sunward has provided guarantees.

Additionally, as New Sunward would have been merged-out of existence, the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain secured creditors of CEMEX, would no longer be part of any security or collateral as such shares would no longer exist. Any shares in CEMEX España issued to the former shareholders of New Sunward would be considered pledged as part of such security or collateral.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V. (Registrant)

Date: December 4, 2020	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller